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SECURITIES A ... MMISSION
Washington, ... 549

02021381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14136

SEC MAIL PROCESSING RECEIVED
MAR 0 8 2002
WASH. D.C. 354 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Basil Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Lark Drive
(No. and Street)

Holland (City) PA (State) 18954 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Graham (215) 355-5660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name — if individual, state last, first, middle name)

1077 Rydal Road, Suite 200 (Address) Rydal (City) PA (State) 19046 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basil Investment Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

3/27/02

Notarial Seal
Bernadette E. Decker, Notary Public
North Huntingdon Twp., Westmoreland County
My Commission Expires Apr. 13, 2002

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIL INVESTMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2001

Cunningham, Porter and Phillips

BASIL INVESTMENT CORPORATION

TABLE OF CONTENTS

Cunningham,
Porter and Phillips
Certified Public Accountants
SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Basil Investment Corporation

We have audited the accompanying statement of financial condition of Basil Investment Corporation (a subchapter S corporation) as of December 31, 2001, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Basil Investment Corporation as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Information on page 10 is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter & Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

January 18, 2002

BASIL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 10,396
Deposit - Trading		27,259
Commissions Receivable		12,470
Investments		4,694
Prepaid Expenses		6,178
Prepaid Taxes		200
Exchange - Officer		1,000
Furniture, Fixtures and Equipment	$225,069	
Vehicle	6,341	
Leasehold Improvements	58,371	
	289,781	
Less: Accumulated Depreciation	217,953	71,828
TOTAL ASSETS		$134,025

The accompanying notes are an integral part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

LIABILITIES AND SHAREHOLDERS' EQUITY		
Commissions Payable	$10,283	
Accrued Expenses	7,761	
TOTAL LIABILITIES		$ 18,044
SHAREHOLDERS' EQUITY		
Common Stock Authorized 10,000 Shares No Par Value, 10,000 Shares Issued, and 9,208 Outstanding	25,000	
Treasury Stock 792 Shares	(16,166)	
Additional Paid in Capital	12,192	
Retained Earnings	94,955	
TOTAL SHAREHOLDERS' EQUITY		115,981
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$134,025

The accompanying notes are an integral part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commission Income - Mutual Funds	$308,432	
Commission Income - Securities	90,501	
Other Income	3,000	
Dividends and Interest	1,342	
TOTAL REVENUES		$403,275
EXPENSES		
Commission Expense - Sales Agents	182,413	
Commission Expense - Officer	75,027	
Office Expenses and Supplies	41,096	
Rent	36,000	
Part-time Services	35,280	
Telephone	7,832	
Group Insurance	23,025	
Depreciation	12,178	
Advertising	1,157	
Travel and Entertainment	12,542	
Utilities	5,652	
Auto Expenses	27,274	
Insurance	4,657	
Taxes	(200)	
Postage	2,837	
Professional Fees	5,199	
Recruiting and Training	292	
Licenses and Fees	2,195	
Dues and Subscriptions	445	
Maintenance	8,616	
Other	2,769	
TOTAL EXPENSES		486,286
NET (LOSS)		$(83,011)

The accompanying notes are an integral part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Treasury Stock	Capital Paid In Excess of Par Value	Retained Earnings	Total
Balance, January 1, 2001	$25,000	$ (7,833)	$12,192	$177,966	$207,325
Purchase of Company's Stock		(8,333)			(8,333)
Net (Loss) for the Year Ended December 31, 2001				(83,011)	(83,011)
Balance, December 31, 2001	$25,000	$(16,166)	$12,192	$ 94,955	$115,981

The accompanying notes are an integral part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$(83,011)	
Adjustments to Reconcile Net (Loss) to Net Cash Provided By (Used By) Operating Activities:		
Depreciation	12,178	
Changes in Operating Assets and Liabilities		
(Increase) Decrease In:		
Commissions Receivable	45,227	
Prepaid Expenses	(143)	
Prepaid Taxes	100	
Exchange - Officer	1,400	
Increase (Decrease) In:		
Commissions Payable	(13,444)	
Accrued Expenses	56	
NET CASH (USED BY) OPERATING ACTIVITIES		$(37,637)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(2,548)	
Net Decrease in Investments	39,579	
Net (Increase) in Deposits	(922)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		36,109
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of Company's Common Stock		(8,333)
NET (DECREASE) IN CASH		(9,861)
CASH - JANUARY 1, 2001		20,257
CASH - DECEMBER 31, 2001		$10,396

The accompanying notes are an integral part of the financial statements.

BASIL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Basil Investment Company was incorporated on July 23, 1967, and operates as a registered broker-dealer in Holland, Pennsylvania dealing primarily in the sales of investment company shares and insurance products.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash is defined as demand deposits with financial institutions.

Commissions Receivable

Commissions receivable are commissions due from mutual funds and insurance companies and are collectible within thirty days of December 31, 2001.

Investments

The Company classifies its marketable securities, which consist of investments in marketable equity securities and a dollar per share mutual fund, as "Available for Sale." Securities classified as "Available for Sale" are carried in the financial statements at fair value. At December 31, 2001, fair value equals the cost of the securities.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful life of the related assets.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising

The Company expenses advertising as incurred. Advertising expense was $1,157 for the year ended December 31, 2001.

2. DEPOSITS

The Company paid a deposit under a one year agreement with a clearing services company. The initial $25,000 deposit is fully refundable upon the termination of the agreement. Interest on the deposit is paid monthly to the Company.

3. INCOME TAXES

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

4. NET CAPITAL

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The rule prohibits a broker-dealer's "aggregate indebtedness" to exceed fifteen times "net capital" as those items are defined. On December 31, 2001, the Company's "aggregate indebtedness" and "net capital" were $18,043 and $34,600, respectively, a ratio of .52 to 1. The Company's required capital as of December 31, 2001, was $5,000.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of their most recent annual report Form X-17A-5 Focus Report - Part IIA audited and certified by independent public accountants to be examined or copied.

5. RELATED PARTY TRANSACTIONS

The Company leases its business facility on a month to month basis from the Company's principal shareholders. These lease payments totaled $36,000 for the year ended December 31, 2001.

Substantially all commissions paid during 2001, and payable as of December 31, 2001, were to shareholders.

6. LEASES

The Company leases an automobile under a 36 month lease effective October 8, 1999. Total rental expense for this operating lease was $16,772 for the year ending December 31, 2001. The non-cancellable lease contains a milage allowance that if exceeded would require additional payments to be made based upon the excess milage.

Future minimum lease payments under this lease are as follows:

2002	$12,578
2003 and Thereafter	0
	$12,578

7. TREASURY STOCK

During the year the Company purchased 396 shares of stock.

SUPPLEMENTARY INFORMATION

BASIL INVESTMENT CORPORATION

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

DECEMBER 31, 2001

SHAREHOLDERS' EQUITY		$115,981
NON-ALLOWABLE ASSETS		
Net Property and Equipment	$71,828	
Prepaid Expenses	6,178	
Prepaid Taxes	200	
Exchange - Officer	1,000	
Commissions Receivable	1,652	
TOTAL NON-ALLOWABLE ASSETS		80,858
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		35,123
HAIRCUTS		523
NET CAPITAL		$ 34,600
AGGREGATE INDEBTEDNESS		$ 18,044
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL AT 1,000 PERCENT		$ 32,796
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.52

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II Focus Report filing as of the same date.

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: BASIL INVESTMENT CORPORATION [0013]

SEC File Number: 8- 14136 [0014]

Address of Principal Place of Business: P.O. BOX 1776 [0020]

RICHBORO [0021] PA [0022] 18954 [0023]

Firm ID: 1188 [0015]

For Period Beginning ____ [0024] And Ending ____ [0025]

Name and telephone number of person to contact in regard to this report:

Name: ELIZABETH R. GRAHAM [0030] Phone: 215-355-5660 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	10,396 [0200]		10,396 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	10,818 [0355]	1,652 [0600]	12,470 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	4,694 [0424]		
	E. Spot commodities	[0430]		4,694 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			

B. Other securities [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	[0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	71,828 [0680]	71,828 [0920]
11. Other assets	27,259 [0535]	7,378 [0735]	34,637 [0930]
12. TOTAL ASSETS	53,167 [0540]	80,858 [0740]	134,025 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	18,044 [1205]	[1385]	18,044 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings.		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]
	from outsiders [0990]			

C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders [1000]				
2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	18,044 [1230]	[1450]	18,044 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	25,000 [1792]
	C. Additional paid-in capital	12,192 [1793]
	D. Retained earnings	94,955 [1794]
	E. Total	132,147 [1795]
	F. Less capital stock in treasury	(16,166) [1796]

24.	TOTAL OWNERSHIP EQUITY	115,981 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	134,025 [1810]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	90,501 [3939]
	d.	Total securities commissions	[3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		308,432 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		4,342 [3995]
9.	Total revenue		403,275 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		98,052 [4120]
11.	Other employee compensation and benefits		217,693 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	

14.	Regulatory fees and expenses		[4195]
15.	Other expenses		170,541 [4100]
16.	Total expenses		486,286 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(83,011) [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(83,011) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		(8,580) [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(A)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(B)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 1523 [4335A]	FIRST SOUTHWEST COMPANY [4335A2]	Equities [4335B]
8- 1523 [4335C]	FIRST SOUTHWEST COMPANY [4335C2]	Options [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			115,981 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			115,981 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			[3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		80,858 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	(80,858) [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			35,123 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		523 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	(523) [3740]
10. Net Capital			34,600 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,202 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	29,600 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	32,796 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		18,044 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		18,044 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 52 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accurals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			207,325 [4240]
	A.	Net income (loss)		(83,011) [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	(8,333) [4270]
2.	Balance, end of period (From item 1800)			115,981 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]

Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL (215) 572-7400 · FAX (215) 572-7448

Board of Directors and Shareholders
Basil Investment Corporation

In planning and performing our audit of the financial statements of Basil Investment Corporation for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Basil Investment Corporation that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and (2) in complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cunningham, Porter & Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

January 18, 2002

BASIL INVESTMENT CORPORATION

REPORT CONTAINING FINANCIAL STATEMENTS

AND SUPPORTING SCHEDULE

for the year ended December 31, 2001

AND

ACCOUNTANTS' REPORT THEREON PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION